

Shara Hughes (b. 1981)

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After reviewing 50 others, Masterworks agreed to privately acquire the Painting after remaining in the same hands since it was originally made in 2019. The Painting's important exhibition history makes the Painting particularly desirable.

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Initial Offering Price

$1,415,000

Offering Circular

sec.gov

Price Appreciation of Similar Works

45.7%



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Artist Market Sharpe Ratio

(1995-2021)

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Shara Hughes
N/A
All Art
0.55
S&P 500
0.56
Speculative Returns
High Risk-Adjusted Returns

89% Progress

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WHY WE LIKE THIS PAINTING

MASTERWORKS

- Shara Hughes is one of the most exciting contemporary painters working now, widely regarded for her bright landscapes and interior scene.
- Auction turnover for Hughes' work reached approximately $24 million in 2022, exclusive of buyers premium, which represents a 180% increase year over year. According to an October 2022 report by ArtTactic, from January 2022 to October 2022, the artist accounted for 37% of all sales by young female artists, a buoyant subsection of the contemporary and ultra contemporary sector.
- The artist's auction market has seen considerable growth in recent years, and between July 2021 to June 2022, Hughes ranked 13th among all contemporary artists in terms of total Auction turnover at $32 million dollars.
- Our acquisitions team has reviewed 50 examples of work by Hughes from around the world, some of which are priced in excess of $1 million. Of these 50 works, this is the third one we have selected to be offered on the Masterworks platform.
- The Painting was included in the artist's first major solo show at a US museum, the exhibition entitled Shara Hughes: On Edge, which ran at the Contemporary Art Museum St. Louis from September 2021 until February 2022. The exhibition was a survey of the artist's career in recent years, and Just Another Pretty Face was the artwork selected for press surrounding the show.
- Examples of Hughes' work similar to the Painting in style and period are included in the collections of several important public institutions, including the Metropolitan Museum of Art and the Whitney Museum of American Art, among others.
- As of February 17, 2023, "invented" landscapes similar in period and scale to the Painting have achieved prices in excess of $1.5 million at auction, including: *Spins from Swiss* (2017), which sold for just under $3 million dollars at Christie's in May 2022, *Naked Lady* (2019), which sold for $2.7 million dollars in March 2022, and *Ignoring the Present* (2018), which is the same size as the Painting, and sold for $1.7 million dollars in March 2022. These works represent the artist's top three auction records, respectively.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$10,733,980	26

SHARA
HUGHES

b. 1981, UNITED STATES

Oil and acrylic on canvas | 68 × 60 in. (173 × 152 cm.)

Shara Hughes is a contemporary artist regarded for her bright landscapes and interior scenes, rendered in a range of painterly mediums.



$1,415,000

INITIAL OFFERING

45.7%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

The Painting is a characteristic example of Shara Hughes' work, which employs expressive brushwork and vivid color. Executed in 2019, the Painting represents an expansion of her "invented" landscape works and depicts a bold scene dominated by vibrant flowers whose blooms and vines intertwine to create a complex, layered composition. Hughes' unconventional perspective and arbitrary use of color recall the fantastical landscapes of artists like David Hockney and Henri Matisse, while the Painting's exaggerated, colorful florals may reference the work of Vincent Van Gogh and Georgia O'Keefe. Inspired by the art historical tradition, where artists typically painted floral still lifes with religious or mythical symbolism, Hughes' flower paintings employ distinct energy, and have been interpreted as stand-ins for people. In the Painting, the vines twist and blend together with fluid, dance-like movement that appears human-like. In addition to the Painting's striking composition, Hughes employs gestural mark-making with spontaneous brushwork and paint drips - often mixing pigments directly on the canvas and emphasizes that her process is largely intuitive. Hughes states: "I don't mix up palettes or lay anything out, so when I'm painting, I'm reacting to what I've just done... that's why my work seems alive and playful." Examples of Hughes' work similar to the Painting in style and period are included in the collections of several important public institutions, including the Metropolitan Museum of Art and the Whitney Museum of American Art, among others.

As of February 18, 2023 "invented" landscapes similar in period and scale to the Painting have achieved prices in excess of $1.5 million at auction, including *Spins from Swiss* (2017) sold for $2,940,000 at Christie's, New York, on May 10, 2022, *Naked Lady* (2019) sold for £2,031,500 ($2,712,916) at Sotheby's, London on March 2, 2022, and *Ignoring the Present* (2018), which is the same size as the Painting, sold for $1,744,000 at Sotheby's, New York, on March 11, 2022. These works represent the artist's top three auction records, respectively. The Painting's subject, execution, and scale make it a commercial and desirable work by Shara Hughes.

AS OF FEBRUARY 18, 2023, HER TOP AUCTION PRICES ARE LED BY *SPINS FROM SWISS* (2017), WHICH SOLD FOR $2,940,000 AT CHRISTIE'S, NEW YORK, ON MAY 10, 2022, *NAKED LADY* (2019), WHICH SOLD FOR £2,031,500 ($2,712,916) AT SOTHEBY'S, LONDON ON MARCH 2, 2022, AND *IGNORING THE PRESENT* (2018), WHICH SOLD FOR $1,744,000 AT SOTHEBY'S, NEW YORK, ON MARCH 11, 2022.

As of February 18, 2023, auction prices for Shara Hughes' works have experienced robust growth, with her top ten price records set since October 2021. In 2022 alone, seven paintings set auction records, signaling high demand for her work. Auction turnover for Hughes' work reached approximately $24 million in 2022, exclusive of buyers premium, which represents a 180% increase year over year. According to an October 2022 report by ArtTactic, from January 2022 to October 2022, the artist accounted for 37% of all sales by young female artists, a buoyant subsection of the contemporary and ultra contemporary sector. As of February 18, 2023, her top auction prices are led by *Spins from Swiss* (2017), which sold for $2,940,000 at Christie's, New York, on May 10, 2022, *Naked Lady* (2019), which sold for £2,031,500 ($2,712,916) at Sotheby's, London on March 2, 2022, and *Ignoring the Present* (2018), which sold for $1,744,000 at Sotheby's, New York, on March 11, 2022.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$3.0M
$2.3M
$1.5M
$0.8M
2018
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2021
2021
2022

Shara Hughes (b. 1981, Atlanta, GA) is a contemporary artist regarded for her bright landscapes and interior scenes, rendered in a range of painterly mediums. She earned a BFA from the Rhode Island School of Design in 2004, and in 2011, she studied at the Skowhegan School of Painting and Sculpture in Madison, ME. Since then, Hughes has attracted international attention with her bold, colorful paintings, which often depict fantastical locales and landscapes. After an early 2012 solo exhibition at American Contemporary Gallery in New York, Hughes was the subject of two successive solo institutional shows at Atlanta Contemporary and the Museum of Contemporary Art of Georgia in 2013 and 2014. In 2017, the artist participated in the Whitney Biennial, where she was honored with a dedicated room for her landscape paintings. Other recent exhibitions include 2022 solo shows at FLAG Art Foundation in New York and the Kunstmuseum in Luzern, Switzerland. Her work was the subject of a 2021 exhibition at the Yuz Museum in Shanghai, which marked the artist's first solo show in Mainland China, as well as exhibitions at the Contemporary Art Museum St. Louis, the Garden Museum in London, and the Aspen Museum of Art. Hughes' work is included in several important collections, including the Metropolitan Museum of Art in New York, the Rachofsky Collection in Dallas, the Smithsonian American Art Museum in Washington D.C., and the Whitney Museum of Art, New York, among others.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Shara Hughes with the following criteria: colorful canvas paintings executed 2016 too present, that measure 45 inches by 45 inches to 90 inches by 90 inches. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 45.7% CAGR implied from selected sales occurring from October 5, 2018 to November 18, 2022.